UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

WHILE GOLD FIELDS DITHERS, HARMONY DELIVERS

“THE HARMONY WAY IS GOOD

IN SOUTH AFRICA…”

(IAN COCKERILL, GOLD FIELDS CEO, 3 NOVEMBER 2004)

9 NOVEMBER 2004

NOTICE TO U.S. HOLDERS AND DISCLAIMER

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information.

Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

THE HARMONY WAY

A set of management practices and philosophies that

– Flattens the management structure

– Empowers individuals and management teams.

Four cornerstones

– Creating value is about the business of gold mining

– No frills

– We believe in the ability of all our people

– Harmony is a lean operation

DEMONSTRABLE TRACK RECORD OF

ACHIEVING SIGNIFICANT AND SUSTAINABLE COST REDUCTIONS

Actual savings achieved in previous acquisitions as a % of total costs

Operation

Evander St. Helena Randfontein Elandsrand Freegold Average

Labour cost 20% 18% 8% 8% 12% 13%

Stores 4% 8% 13% 2% 2% 7%

Electricity and Water 2% 5% 3% 2% 2% 3%

Other Costs2 7% (2)% (3)% 7% 4% 2%

Contractors 1% 2% 4% (1)% (1)% 2%

Average achieved 33% 32% 25% 17% 19% 25%

Source: Harmony company information

Evander and St Helena were both acquired from Gold Fields

THE R1 BILLION TARGET IS ACHIEVABLE

Projected cost savings at Gold Fields as a % of total costs

Total Cost 2004 (R million) Projected cost savings (% of total cost) Savings based on previous acquisitions (R million) (% of total cost)

Head office 140 98 1.5% 112 1.7%

Total South African operating cost 6,589

Labour cost

Payroll 1 Management 264 4% 329 5%

Payroll 2 66 1% 198 3%

Stores 264 4% 395 6%

Electricity and Water 132 2% 198 3%

Other costs2 297 4.5% 329 5%

Contractors 66 1% 132 2%

Partial CONOPS To be negotiated with stakeholders

Additional Development (150) (150)

Total 6,729

Total Savings from Operations 1,035 15.38% 1,543 22.93%

Capital Optimisation 880 66 7.5% 110 12.5%

EVANDER – A SUCCESFUL CASE STUDY

Operating margin, Sept 2005

(Rand/kg)

20,000

15,000

10,000

5,000

0

-5,000

Evander

Driefontein

Kloof

Beatrix

EVANDER WOULD NOW BE GOLD FIELDS MOST PROFITABLE OPERATION

EVANDER PROFITABLE IN 2,5 YEARS

Historic cost reduction analysis – Evander

Closure of E3 & E9 shafts

Rand/tonne real

600

500

400

300

200

100

0

Pre-acquisition 1998

1999

2000

2001

2002

2003

2004

development costs

Acquired from Gold Fields management for R450 million Cumulative profit since acquisition of R1,44 billion Consensus NPV of R3 billion

WE HAVE A TRACK RECORD OF DELIVERY

They Say

“ So we’ve had to spend a great deal of time really understanding where we were and what we had and in some ways I’m sorry (our cost cutting initiatives) took so long… so it’s fair criticism (to ask why it has taken so long to bring significant cost savings to shareholders)”

Nick Holland, CFO of Gold Fields (28 October 2004)

We Say

Harmony has a proven track record in extracting value and this can be achieved with Gold Fields’ South African assets

THIS TRACK RECORD IS REFLECTED IN OUR PERFORMANCE

Average underground total cash cost in South Africa, year ended June 2004

Rand/tonne

600 550 500 450 400 350 300

18% increase over FY03

546

12% increase over FY03

413

Gold Fields

Harmony

Source: Harmony analysis based on Gold Fields and Harmony 2004 annual reports

WE HAVE ACHIEVED THIS ON A SUSTAINABLE BASIS

HARMONY BELIEVES MERGER WILL CREATE SHAREHOLDER VALUE

NPV value analysis

Consensus NPV US$m Shares in issue (m) US$/share

Harmony 2,358 321 7.35

Gold Fields 3,322 491 6.76

The Enlarged Group excluding cost savings 5,680 947

BREAKEVEN AT 15%

The Enlarged Group including cost savings

NPV of 15% cost savings (R9bn) 7,162 947 7.56

NPV of 20% cost savings (R12bn) 7,656 947 8.08

Consensus NPV per share accretion

NPV of cost savings R9bn R12bn

NPV per Harmony share (post-merger) (US$) 7.56 8.08

NPV per Gold Fields share (per-merger) (US$) 6.76 6.76

NPV per Gold Fields share (1.275 x Harmony) (US$) 9.64 10.30

Accretion to Gold field’s (including premium and cost savings) 43% 52%

Source: Harmony analysis based on publicly available information

OUR APPROACH TO DEALING WITH COST

IS FUNDAMENTALLY DIFFERENT

They Say

“ If you look at the cost performance at Gold Fields over the past 12 months, our cost per kilogram performance has been vastly superior to that of Harmony’s”

Ian Cockerill, Gold Fields CEO (19 October 2004)

We Say

Harmony is more cost efficient at managing its South African assets as reflected in its lower unit operating cost Harmony looks at operating cost per tonne milled to isolate the effect of Gold Fields’ higher grade ore bodies and its tendency to high grade rather than to reduce costs

THE LONG – TERM TRENDS SPEAK FOR THEMSELVES

South Africa underground total cash cost, Sept 2001 – Sept 2004

Rand/tonne

600 500 400 300 200

Sept 2001 Dec 2001 Mar 2002 June 2002 Sept 2002 Dec 2002 June 2003 Sept 2003 Dec 2003 Mar 2004 Mar 2004 June 2004 Sept 2004

21% Working cost development cutbacks 13%

Harmony Gold Fields

Source: Harmony analysis based on Harmony and Gold Fields annual and quartely reports

THE UNDERLYING PERFORMANCE OF GOLD FIELDS SA UNDERGROUND ASSETS IS BEING DISGUISED

EVEN MORE SO IN R/kg TERMS

South Africa underground total cash cost, Sept 2001 – Sept 2004

100,000 80,000 60,000 40,000 20,000 0

Sept 2001 Dec 2001 Mar 2002 June 2002 Sept 2002 Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Harmony increase since Sept 2001 : 24%

Gold Fields increase since Sept 2001 :33%

Harmony Gold Fields

Source: Harmony analysis based on Harmony and Gold fields annual and quartely reports

BENEFITS OF OUR RESTRUCTURING INITIATIVES AND THE SUCCESSFUL IMPLEMENTATION OF CONOPS WILL FOLLOW

AN UNSUSTAINABLE SITUATION?

Gold Fields’ South African operating profit, Sept 2001 – Sept 2004

Rand (millions)

1,400

1,200

1,000

800

600

400

200

0

Sept 2001

Dec 2001

Mar 2002

June 2002

Sept 2002

Dec 2002

Mar 2003

June 2003

Sept 2003

Dec 2003

Mar 2004

June 2004

Sept 2004

Surface operating profit contribution (%)

40

30

20

10

0

Surface contribution to South African cash operating profit

Underground contribution to South African cash operating profit

Source: Harmony analysis based on Gold Fields annual and quarterly reports

OVER THE PAST 5 QUARTERS, SURFACE TONNAGES HAVE PROPPED UP PROFITS

WHAT HAS GOLD FIELDS ACHIEVED WITH

ITS CAPEX SPEND?

They Say

“Over the last year Gold Fields has spent R870 million in capex in our South African operations, and over the past five years we have spent R4,8 billion on our South African assets… we also potentially have R10 billion worth of capital development projects in the South African pipeline alone.”

Ian Cockerill, Gold Fields CEO (19 October 2004)

We Say

We acknowledge the amount of money spent over the past 5 years, but question what they have been able to achieve?

As for the future South African projects:

“… certain projects of a non-essential nature have been excluded and / or deferred”

Ian Cockerill, Gold Fields CEO, at Gold Fields’ Denver Presentation 2004

DEVELOPMENT TRENDS SHOW REDUCED RATE OF REPLACING RESERVES

Total Development, Sept 2002 – Sept 2004

Metres 55,000 50,000 45,000 40,000 35,000 30,000 25,000 20,000

Sept 2002 Dec2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Harmony Gold fields

15%

(18%)

Source: Harmony and Gold Fields annual and quarterly reports

Development Metres by Gold Fields’ South African operations, Sept 2002 Sept 2004

Metres 14,000 13,000 12,000 11,000 10,000 9,000 8,000 7,000 6,000

Sept 2002 Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Kloof Driefontein Beatrix

Source: Gold Fields annual and quarterly reports

Wrong way to cut costs

Exploitation Ratio, Sept 2002 – Sept 2004

Square metres mined/metres developed

25 20 15 10

Sept 2002 Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Gold Fields

Harmony

Source: Harmony and Golds Fields annual and quarterly reports

MISMANAGEMENT OF THEIR ONLY TRUE ASSETS??

ALL THE TRENDS GOING THE WRONG WAY?

Gold Fields’ South African underground production, Sept 2001 - Sept 2004

‘000 ounces

900 800 700 600 500 400

19%

Sept 2001 Dec 2001 Mar 2002 June 2002 Sept 2002 Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Source: Gold Fields’ annual and quarterly reports

GOLD FIELDS HIGH LEVEL OF CAPEX HAS NOT INCREASED PRODUCTION OR LOWERED COSTS

GOLD FIELD’S RESERVE BASE DECLINED BY 16% SINCE 1999

Gold Fields’ South African reserve base analysis

24%

Million ounces

80 70 60 50 40 30 20 10 0

1999 2000 2001 2002 2003 2004

Source: Gold Fields annual reports

Harmony’s reserve base analysis

148%

Ounces (million)

80 70 60 50 40 30 20

1999 2000 2001 2002 2003 2004

Source: Harmony annual reports, as at financial year ended 30 June

AT A HIGHER RECOVERY GRADE, HARMONY’S RESERVE BASE HAS INCREASED BY 148%

GOLD FIELDS HAS NOT DEVELOPED ADEQUATE REPLACEMENT RESERVES

Gold Fields South Africa reserves

Hormany reserves

70 60 50 40 30 20 10 0

Ounces(millions)

(45%)

Gold price(10%)

81,000 90,000

Source:Gold Fields 2004 annual report

Gold price (Rand/)

70 60 50 40 30 20 10 0

73,60(11%) Gold price(10%) 78,200 82,800 92,00

Gold price (Rand/kg)

Sources: Harmony 2004 annual report

95% of harmaony reserves represented by south African assets

GOLD FIELDS SOUTH AFRICAN RESERVES ARE HIGHLY SENSITIVE TO GOLD PRICE MOVEMENTS, DESPITE HIGHER GRADES

15% COST SAVINGS ANICIPATED TO INCREASE RESERVES BY 36%

Project

Breakeven Gold price under Gold Fields’management (R/kg)

Reserves below infrastructure (m oz)

“potential” Reserves (m oz)

Driefontein 9# 97,382 11.1

Driefontein 5# 85,057 83

Kloof KEA 89,056 3.4

Kloof Eba 86,198 10.9

22.6 11.1

Source:Gold Fields 2004 mineral resources and reserve statemant

HARMONY WILL REDUCE CAPEX AND BREAKEVEN GOLD PRICES ON THESE PROJECTS

WILL GOLD FIELDS EXPERIENCE A CASH SHORTFALL IN SOUTH AFRICA?

Gold Fields’ cash flow from operating activities, Dec 2002 – Sept 2004

Rand (millions)

1,500

1,000

500

0

-500

-1,000

Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Cash flow from operating activities

Capex

Cash flow from operating activities less capex

Source: Gold Fields annual and quaterly reports

R400 M PER ANNUM IS REQUIRED TO FUND THE MVELAPHANDA RESOURCES LOAN

GOLD FIELDS CASH FLOW HAS BEEN DIRECTED OFFSHORE

Gold Fields’ South African cash operating profit less capex, Dec 2002 – Sept 2004

Rand (millions)

600

400

200

0

-200

Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Source: Gold Fields annual and quarterly reports

Gold Fields’ International cash operating profit less capex, Dec 2002 – Sept 2004

Rand (millions)

600

400

200

0

-200

-400

Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004 Sept 2004

Source: Gold Fields annual and quarterly reports

GOLD FIELDS SHAREHOLDERS HAVE CARRIED THIS INVESTMENT, THE BENEFITS WOULD NOW BE PASSED ON TO IAMGOLD

GOLD FIELDS SHAREHOLDERS ARE WELL REWARDED

“Based on the Board of Gold Fields’ perception of relative fundamental value the proposed exchange ratio vastly overvalues Harmony’s asset contribution to any potential combination.” Gold Fields Board of Directors (19 October 2004)

Harmony and Gold Fields relative contribution analysis, FY2004

Average Gold Fields contribution = 56% 66% = Harmony’s proposed merger

Shareholding in the enlarged group 66% 34%

Revenues 57% 43%

EBITDA1 59% 29% 12%

Market cap2 62% 38%

EV2 61% 39%

Consensus NPV1 47% 20% 33%

Production, ‘000 oz 56% 44%

Reserves, Moz 55% 45%

Resources (M&I), Moz 46% 54%

Resources (M&2I), Moz 26% 74%

0 10 20 30 40 50 60 70 80 90 100%

Gold Fields Cost savings Harmony

IS THEIR PERFORMANCE REALLY IMPRESSIVE??

Gold Fields’ South African and International gold production, Sept 1997 – June 2004

Kilograms 35,000 30,000 25,000 20,000 15,000 10,000 5,000 0

WMC gold asset acquisition

Sept 1997 Dec 1997 Mar 1998 June 1998 Sept 1998 Dec 1998

Mar 1999 June 1999 Sept 1999 Dec 1999 Mar 2000 June 2000 Sept 2000 Dec 2000 Mar 2001 June 2001 Sept 2001 Dec 2001 Mar 2002 June 2002 Sept 2002 Dec 2002

Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004

International South Africa

Source: Gold Fields’ annual and quarterly reports

Gold Fields’ South African and International capex, Sept 1997-June 2004

Rand (millions) 800 700 600 500 400 300 200 100 0

Acquisition of capital hungry Australian assets

Sept 1997 Dec 1997 Mar 1998 June 1998 Sept 1998 Dec 1998

Mar 1999 June 1999 Sept 1999 Dec 1999 Mar 2000 June 2000 Sept 2000 Dec 2000 Mar 2001 June 2001 Sept 2001 Dec 2001 Mar 2002 June 2002 Sept 2002 Dec 2002

Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004

International South Africa

Source: Gold Fields’ annual and quarterly reports

THEIR PERFORMING ASSETS ARE BEING SOLD ON THE CHEAP

Gold Fields’ South Africa and International operating profit before depreciation and amortisation, Sept 1997 – June 2004

Rand (millions) 1,200 1,000 800 600 400 200 0

Sept 1997 Dec 1997 Mar 1998 June 1998 Sept 1998 Dec 1998 Mar 1999 Dec 1999 Mar 2000 June 2000 Sept 2000 Dec 2000 Mar 2001 June 2001 Sept 2001 Dec 2001 Mar 2002 June 2002 Sept 2002 Dec 2002 Mar 2003 June 2003 Sept 2003 Dec 2003 Mar 2004 June 2004

International South Africa

Source: Gold Fields annual and quarterly reports

Gold Fields’ South African reserve base, 1999 – 2004

Ounces (millions)

80 70 60 50

(16%)

1999 2000 2001 2002 2003 2004

South Africa

Source: Gold Fields annual reports

Gold Fields’ International reserve base, 1999 – 2004

Ounces (millions)

40 30 20 10 0

708%

1999 2000 2001 2002 2003 2004

International

Sources: Gold Fields annual reports

IS GOLD FIELDS CONTRACTUALLY COMMITED TO IAMGOLD?

They Say

“Our shareholders largely feel that the IAMGold transaction that we’re doing is the best option for them, because it releases the most value, and it has the greatest growth prospects going into the future” Willie Jacobsz, Gold Fields Investor Relations (21 October 2004)

“… I think that what people don’t understand is that when you enter into a contractual obligation you’re obligated to see that through and that’s exactly the situation we’re in with IAMGold” Ian Cockerill, Gold Fields CEO (3 November 2004)

We Say

If the IAMGold transaction is completed, Gold Fields shareholders will be left with control of orphaned, mature, capital expenditure intensive assets in South Africa.

Gold Fields will only have a 70% share in its own international assets and will be prevented from competing internationally in its own right

Potential further dilution as the enlarged IAMGold is anticipated to use its paper to fund acquisitions

GOLD FIELDS RE-RATING CLAIMS ARE UNJUSTIFIED

Relative share price performance, 10 August 2004 – 18 October 2004

Rebased to 10 August 2004, US$-denominated

18 October 2004 Harmony announces offer to acquire Gold Fields

170 160 150 140 130 120 110 100 90

10-Aug 24Aug 7-Sept 21-Sept 5-Oct 18-Oct

Harmony US$ IAMGold US$ Gold Fields US$ HSBC Global Gold Index US$

Source: Datastream

GOLD FIELDS ONLY OUTPERFORMED HARMONY FOLLOWING RUMOURS OF A NORILSK BID

THE VALUE LEAKAGE TO GOLD FIELDS SHAREHOLDERS INCREACES

Actual value destruction in the proposed IAMGold transaction

4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0

1,500 1,729 3,008 2,678 3,936 (43%) (32%)

Gold Fields’ international assets, 10Auf 041 “See through” on 10 Aug 042 Consensus valuation Gold Fields’ international assets 10 Aug 04 “See through” on 14 Oct 042

Source: Harmony analysis based on publicly available information

GOLD FIELDS BELONGS TO ITS SHAREHOLDERS, LET THEM DECIDE THEIR FUTURE!

They say

Q: “Criminal provisions? Do you want to put

Bernard Swanepoel in jail? Has he irritated

you that much?”.

Willie Jacobsz: “Well, he broke the law. It’s our

Job as custodians of our shareholders’ rights

to look at this very, very closely, to get legal

advice, and where there’s been a clear

breach of the law, as in this case, we have a

fiduciary duty to actually act” ( Money

Web interview, 27 October 2004)

We say

The purpose of these tactics is clearly to

Divert attention away from the fundamental

Issues of sharteholders from benefiting from

The significant value inherent in the Harmony

offers.

THEIR CAMPAIGN DITHERS: :

The Competition Commission allows Harmony to file

SRP rejects their appeal

SRP rejects independent persons report completed by Goldman Sachs and JP Morgan

WE OFFER A FULL AND FAIR PREMIUM

They say

“ As of Monday’s close (18 October), the

premium was in fact less than a tenth of

Harmony’s stated 29%”

- Ian Cockerill, Gold Fields Ceo (19 October 2004)

We say

Gold Fields’ arguments on the other premium

are totally inaccurate. Harmony’s Proposed

merger represents a premium of 29% to Gold

Fields’ average 30 business day volume

weighted average price on 14 October to help

eliminate the distorting effect of the rise in the

Gold Fields share price in the two weeks prior

to announcement. Based on inaccurate

rumours of a bid by Norilsk

INACCURATE RUMOURS LED TO 15% RISE IN GOLD FIELDS SHARE PRICE IN PRIOR TO BID WEEK

NET CHANGES IN RESOURCES BETWEEN JANUARY 2004 AND JUNE 2004

Inferred Resources Indicated Resources Measured Resources Total Resources

Harmony Resources June 2004 (cut off 250cmg/t or 2 g/t) 317.53 138.88 65.02 521.43

(Disclosure of total possible economic (up to US$ 1000/oz) gold resource in the company as demanded by shareholders.)

SRK Resources Jan 2004 (Report dated April 2004) (cut off R3000/kg) 130.60 98.11 37.99 266.70

The 130.60 million ounces were deemed conservative by SRK and it . was recommended that a portion be included as Indicated Resource

NET CHANGES IN RESERVES BETWEEN JANUARY 2004 AND JUNE 2004

All figures in millions of ounces Inferred in LoM plan Probable Reserves Proven Reserves Total Reserves

SRK Reserves Jan 2004 (Report dated April 2004) Reserves at cut off R93000/kg 14.40 28.10 11.32 53.82

Jan 2004 (SRK) – June 2004 (Harmony) Reconciliation

1 Various mine planning issues, geotech studies, pillar mining (indicated and measured resources not in LoM therefore given suffix 2) and shaft closures 1.09 4.32 5.41

2 Vamping gold (old gold) 0.00 1.49 1.49

3 Depletion by mining -0.70 -1.00 -1.70

4 Conversion of probable to proven -4.20 4.20 0.00

5 Acquisitons (PNG) 1.84 0.20 2.04

6 Added reserves at Free State Growth 0.82 0.38 1.20

Harmony Reserves June 2004 Reserves at cut off R92000/kg 41.35 20.91 62.26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 9, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer